Filed by Allergan, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

Deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allergan, Inc.

Commission File Number: 001-10269

Dear XXX:

As we enter the holiday season, I want to offer my sincere thanks for your support of our company during what has been a most challenging period.

All of us at Allergan are very proud of our long history of delivering stockholder value by providing the highest levels of support to our customers and the broader medical community. We have always recognized that you have a choice in the companies you work with and the products that you use. Over the years, we have worked hard to exceed your expectations and invest in those areas that you have told us are most important, such as R&D, innovation, training, developing new markets, and patient education.

During the past eight months, as we have continued to focus on those priorities, we have been touched by your willingness to publicly share your support for Allergan. It has meant a great deal to me, the members of the Allergan leadership team, and all of our employees.

As you know, on November 17th, we announced that Allergan has entered into a definitive agreement whereby Actavis will acquire Allergan for a total value of approximately $66 billion. We are very excited about the combination of our two companies as Actavis shares Allergan’s commitment to customer service and product innovation, which will remain some of our top priorities. The combined company will continue to support a fully integrated pharmaceutical and medical device R&D organization and we will continue to invest in our R&D pipeline with a focus on delivering high quality products to address unmet patient needs.

We expect that the acquisition will close in 2Q 2015. Until then, it will be business as usual, with no impact to our operations or the high quality of service that you have come to expect from Allergan team members.

If you have any questions about the acquisition, please feel free to contact me, at allergancommunications@allergan.com, or your Allergan representative.

Once again, my sincere thanks for your support of our company, our employees, and our priorities. We greatly appreciate your offers of assistance and words of encouragement. On behalf of all our employees, I send my best wishes to you and your family during the holidays and in 2015.

David

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis Inc.’s and Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to statements regarding Allergan’s strategic plans, business performance and proposed merger with Actavis. These forward-looking statements are made as of the date they were first issued and are based on current expectations as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Allergan’s control. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information concerning these and other risks can be found in press releases issued by Allergan, as well as Allergan’s public filings with the U.S. Securities and Exchange Commission, including the discussion under the heading “Risk Factors” in Allergan’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. Copies of Allergan’s press releases and additional information about Allergan are available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling 1-714-246-4636.